SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 6-K

Report of Foreign Private Issuer

Pursuant to Rule 13a-16 or 15d-16
of the Securities Exchange Act of 1934

For the month of January 2019

RYANAIR HOLDINGS PLC
(Translation of registrant's name into English)

c/o Ryanair Ltd Corporate Head Office
 Dublin Airport
County Dublin Ireland
(Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.

Form 20-F..X.. Form 40-F

Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the
Commission pursuant to Rule 12g3-2(b) under the Securities Exchange
Act of 1934.

Yes   No ..X..

If "Yes" is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): 82- ________

This announcement contains inside information.

RYANAIR LOWERS FULL YEAR GUIDANCE FROM
€1.1BN - €1.2BN RANGE TO €1.0BN - €1.1BN RANGE

Ryanair today (18 Jan) lowered its full year profit guidance (excl. Lauda) from a current PAT range of €1.1bn - €1.2bn to a new range of €1.0bn - €1.1bn due to:

-     Lower winter fares, which are expected to fall 7% (previous guidance -2%);
-     Stronger traffic growth, up 9% to 142m (prev. guidance of 141m);
-     Stronger ancillary sales as more customers choose lower cost optional services;
-     Slightly better than expected H2 unit cost performance.

This guidance excludes (exceptional) start-up losses in Lauda, which have been cut from €150m to €140m on the back of better than expected unit cost performance during the winter period.

Ryanair's Michael O'Leary said:

"While we are disappointed at this slightly lower full year guidance, the fact that it is the direct result of lower than expected H2 air fares, offset by stronger than expected traffic growth, a better than expected performance on unit cost and ancillary sales is positive for the medium term. There is short haul over capacity in Europe this winter, but Ryanair continues to pursue our price passive/load factor active strategy to the benefit of our customers who are enjoying record lower air fares. We believe this lower fare environment will continue to shake out more loss making competitors, with WOW, Flybe, and reportedly Germania for example, all currently for sale.

Both Ryanair and Lauda will report stronger than expected traffic growth, an improving ancillary revenue performance, and strong unit cost discipline this winter, which helps to defray the impact of these lower than expected winter fares. The fact that we are passing on these benefits, in the form of lower air fares, to customers is good for Ryanair's traffic growth, good for our business over the medium and long term, and good for market share as evidenced by Norwegian's recent announcement of its plans to close bases in Rome, Gran Canaria, Tenerife and Palma, where they competed head to head with Ryanair.

While we have reasonable visibility over forward Q4 bookings, we cannot rule out further cuts to air fares and/or slightly lower full year guidance if there are unexpected Brexit or security developments which adversely impact yields between now and the end of March. As we are in a closed period, we will update shareholders in detail on these developments following our Q3 results release on Mon 4th Feb."

ENDS.

For further information	Neil Sorahan	Piaras Kelly
please contact:	Ryanair Holdings plc	Edelman
www.ryanair.com	Tel: 353-1-9451212	Tel: 353-1-6789333

Certain of the information included in this release is forward looking and is subject to important risks and uncertainties that could cause actual results to differ materially.  It is not reasonably possible to itemise all of the many factors and specific events that could affect the outlook and results of an airline operating in the European economy.  Among the factors that are subject to change and could significantly impact Ryanair's expected results are the airline pricing environment, fuel costs, competition from new and existing carriers, market prices for the replacement aircraft, costs associated with environmental, safety and security measures, actions of the Irish, U.K., European Union ("EU") and other governments and their respective regulatory agencies, uncertainties surrounding Brexit, weather related disruptions, fluctuations in currency exchange rates and interest rates, airport access and charges, labour relations, the economic environment of the airline industry, the general economic environment in Ireland, the UK and Continental Europe, the general willingness of passengers to travel and other economics, social and political factors and unforeseen security events.

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the Registrant has duly caused this report to be signed on its behalf by the undersigned, hereunto duly authorized.

RYANAIR HOLDINGS PLC

Date: 18 January, 2019

By:___/s/ Juliusz Komorek____

Juliusz Komorek
Company Secretary